FORM C Electronic Signature on Behalf of Have Not Films, Inc.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Have Not Films, Inc.

By: *Erik H. Bernard*
_____
Signature

Title: CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Erik H. Bernard
_____
Print Name
CEO, Principal Financial Officer/Treasurer,
Principal Accounting Officer/Comptroller

_____
Signature
CEO, Principal Financial Officer/Treasurer,
Principal Accounting Officer/Comptroller

1/30/2017
_____
Date

Certification of two (3) members of the Board of Directors:

_____Wayne Robinson_____
Print Name

Wayne Robinson
Signature

1/30/2017
Date

_____John Hoernschemeyer_____
Print Name

John H
Signature

1/30/2017.
Date

_____
Print Name

_____
Signature

_____
Date